SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              OAK TECHNOLOGY, INC.
                               (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                          (Title of Class of Securities)

                                  671802106
                                (CUSIP Number)

                                RAJ RAJARATNAM
                           GALLEON ADVISORS, L.L.C.
                            135 EAST 57TH STREET
                          NEW YORK, NEW YORK  10022
                                (212) 371-2809

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                              January 24, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 18 Pages

13D
CUSIP No. 671802106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Partners, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 935,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 935,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                935,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.3%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 18 Pages
                                    <page


13D
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon International Fund, Ltd.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                   948,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  948,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 948,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.3%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 3 of 18 Pages
                                    <page


13D
CUSIP No. 671802106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Omni Fund Ltd.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              British Virgin Islands
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                  - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    346,500
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    346,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                  346,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .9%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 4 of 18 Pages
                                    <page


13D
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Polaris Prime Technology, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                   - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                     105,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                   - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                     105,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                   105,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                .3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 5 of 18 Pages
                                    <page


13D
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Galleon Management, L.P.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                        1,400,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                        1,400,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,400,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.5%
_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                PN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 6 of 18 Pages

13D
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Galleon Management, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    1,400,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    1,400,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,400,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                3.5%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 7 of 18 Pages
                                    <page


13D
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Galleon Advisors, L.L.C.

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                  935,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                  935,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                935,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                2.3%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 8 of 18 Pages
                                    <page


13D
CUSIP No. 671802106
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                  Raj Rajaratnam

_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              U.S.A.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,335,000
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,335,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,335,000
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                5.8%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 9 of 18 Pages
                                    <page


ITEM 1.  SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock ("Common Stock") of Oak Technology, Inc. ("Oak"). The principal executive offices of Oak are located at 139 Kifer Court, Sunnyvale, CA 94086.

ITEM 2.   IDENTITY AND BACKGROUND.

      This statement is filed by (a) Galleon Partners, L.P. ("Domestic Fund"),
(b) Galleon International Fund, Ltd. ("Offshore Fund"), (c) Galleon Omni Fund Ltd. ("Omni Fund"), (d) Polaris Prime Technology, L.P. ("Polaris"), (e) Galleon Management, L.P. ("Management LP"), (f) Galleon Management, L.L.C. ("Management LLC"), (g) Galleon Advisors, L.L.C. ("Advisors") and (h) Raj Rajaratnam ("Rajaratnam"). The persons listed in (a) through (h) above are collectively referred to herein as the "Reporting Persons" and information regarding each Reporting Person is set forth below.
      Domestic Fund is a Delaware limited partnership having its principal address at 135 East 57th Street, New York, New York 10022. The principal business of the Domestic Fund, a private investment partnership, is to achieve long-term capital appreciation primarily through investments in equity securities. Rajaratnam is the managing member of Advisors, the general partner of Domestic Fund.
      Offshore Fund is a company incorporated under the laws of Bermuda with its principal place of business at 6 Front Street, Hamilton HM11, Bermuda.
The principal business of the Offshore Fund, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to the Offshore Fund. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
     Omni Fund is a company incorporated under the laws of the British Virgin Islands with its principal place of business located at Charlotte House, Charlotte Street, P.O. Box N-9204, Nassau, Bahamas. The principal business of Omni Fund, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to the Omni Fund. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
     Polaris is a Delaware limited partnership with its principal place of business located at 171 Church Street, Suite 330, Charleston, South Carolina 29401. The primary business objective of Polaris, a private investment fund, is to achieve long-term capital appreciation primarily through investments in equity securities. Management LP is the investment advisor to Polaris. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
     The Management LP is a Delaware limited partnership with its principal place of business located at 135 East 57th Street, New York, New York 10022. Management LP manages the investment portfolios of the Offshore Fund, the Omni Fund and Polaris. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.
     Management LLC is a Delaware limited liability company with its principal place of business located at 135 East 57th Street, New York, New York 10022. Management LLC is the general partner of Management LP. Rajaratnam is the managing member of Management LLC.

                               Page 10 of 18 Pages

     Advisors is a Delaware limited liability company, and is the general partner of and provides investment advice to the Domestic Fund. The principal place of business of Advisors is 135 East 57th Street, New York, New York 10022. Rajaratnam is the managing member of Advisors.
     Rajaratnam is a U.S. citizen and is managing member of both Management LLC and Advisors. The principal place of business of Rajaratnam is 135 East 57th Street, New York, NY 10022. Through Advisors, Management LLC and Management LP, Rajaratnam has primary investment discretion for the investment portfolios of the Domestic Fund, the Offshore Fund, the Omni Fund and Polaris.
      None of the persons described in this Item 2, during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate number of shares of Common Stock purchased and the net investment cost of such shares is as follows:

                                  Aggregate                       Net
          Name                    # of Shares                Investment Cost

          Domestic Fund           935,000                    $13,041,254.02
          Offshore Fund           948,500                    $11,327,842.65
          Omni Fund               346,500                    $ 4,137,622.75
          Polaris                 105,000                    $ 1,115,100.00

      The source of the funds used to make the purchase of the Common Stock was working capital and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.
      The Common Stock beneficially owned by Domestic Fund, Offshore Fund and Omni Fund is held in margin accounts at Morgan Stanley & Co., Incorporated and the Common Stock beneficially owned by Polaris is held in a margin account at Bear, Stearns & Co., all of which accounts may, from time to time, have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amount, if any, of margin used with respect to the Common Stock purchased. Currently, the interest rate charged on such margin accounts is 6.0% per annum.












                               Page 11 of 18 Pages

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although they reserve the right to buy additional securities of Oak or sell securities of Oak from time to time.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons is enumerated below:

                       Number of                     Percentage of
Name                 Common Shares                   Common Shares

Domestic Fund           935,000                          2.3%
Offshore Fund           948,500                          2.3%
Omni Fund               346,500                           .9%
Polaris                 105,000                           .3%

The Reporting Persons own in the aggregate 2,335,000 (5.8%) of the outstanding shares of Common Stock of Oak.
       The approximate aggregate percentage of shares of Common Stock beneficially owned by each person herein is based on 40,357,343 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 1996, as reflected in Oak's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") for the fiscal quarter ended September 30, 1996 (which is the most recent Form 10-Q on file with the SEC).
      (b) The power to vote the Common Stock with respect to each Reporting Person noted in paragraph (a) above is as set forth on the cover sheet of this
Schedule 13D for such Reporting Person.
      Management LP does not directly own any of the Common Stock. Management LP may be deemed to indirectly beneficially own 1,400,000 shares of Common Stock by virtue of its investment advisory relationships with Offshore Fund, Omni Fund and Polaris pursuant to which Management LP provides discretionary investment advisory services.
      Management LLC does not directly own any of the Common Stock.
Management LLC may be deemed to indirectly beneficially own 1,400,000 shares of Common Stock by virtue of its position as general partner of Management LP.
     Advisors does not directly own any of the Common Stock. Advisors may be deemed to indirectly beneficially own 935,000 shares of Common Stock by virtue of its position as general partner of the Domestic Fund.
     Rajaratnam does not directly own any of the Common Stock. Rajaratnam may be deemed to indirectly beneficially own 2,335,000 shares of Common Stock as managing member of both Advisors and Management LLC.





                               Page 12 of 18 Pages
                                    <page


      (c) The following is a list of transactions during the 60 day period prior to and including January 24, 1997 involving the Common Stock of Oak by the Reporting Persons named herein.

                                     No. of Shares
Name                    Date         purchased/(sold)      Price/Shares

Domestic Fund         1/03/97          54,000               $12.4965
                      1/06/97          28,500                12.9276
                      1/07/97          37,500                13.2500
                      1/07/97          (7,500)               13.8750
                      1/08/97         (12,500)               14.3875
                      1/13/97           7,500                13.2500
                      1/14/97          25,000                13.3750
                      1/16/97          16,250                13.7115
                      1/17/97          17,500                14.4464
                      1/17/97         (15,000)               14.3750
                      1/20/97           7,500                14.2083
                      1/22/97          17,500                15.0536
                      1/22/97          25,000                15.7250
                      1/22/97          50,000                14.6250
                      1/22/97          65,000                14.9327
                      1/22/97          85,000                14.8621
                      1/22/97          72,500                14.6420
                      1/23/97          10,000                14.5000
                      1/23/97          21,250                14.0331
                      1/23/97         310,000                13.8437
                      1/24/97          15,000                13.0000
                      1/24/97         105,000                13.0595

Offshore Fund         1/02/97          40,000                11.6250
                      1/03/97          99,000                12.4965
                      1/06/97          52,250                12.9276
                      1/07/97         (19,750)               13.8750
                      1/07/97         (20,000)               13.7500
                      1/08/97         (10,000)               14.3875
                      1/10/97          12,000                13.1875
                      1/10/97         (10,000)               13.6250
                      1/10/97         (12,000)               13.5000
                      1/13/97           6,000                13.2500
                      1/14/97          20,000                13.3750
                      1/14/97         (15,000)               13.9375
                      1/16/97          13,000                13.7115
                      1/17/97          14,000                14.4464
                      1/22/97          14,000                15.0536
                      1/22/97          20,000                15.7250
                      1/22/97          40,000                14.6250
                      1/22/97          52,000                14.9327
                      1/22/97          68,000                14.8621
                      1/22/97          58,000                14.6420
                      1/23/97           8,000                14.5000
                      1/23/97          17,000                14.0331
                      1/24/97          12,000                13.0000
                      1/24/97          84,000                13.0595

                               Page 13 of 18 Pages

Omni Fund             12/04/96        105,000                10.5625
                       1/02/97         10,000                11.6250
                       1/03/97         27,000                12.4965
                       1/06/97         14,250                12.9276
                       1/07/97         (3,750)               13.8750
                       1/07/97         (5,000)               13.7500
                       1/08/97         (2,500)               14.3875
                       1/10/97          3,000                13.1875
                       1/10/97         (3,000)               13.5000
                       1/13/97          1,500                13.2500
                       1/14/97          5,000                13.3750
                       1/16/97          3,250                13.7115
                       1/17/97          3,500                14.4464
                       1/22/97          3,500                15.0536
                       1/22/97          5,000                15.7250
                       1/22/97         10,000                14.6250
                       1/22/97         13,000                14.9327
                       1/22/97         17,000                14.8621
                       1/22/97         14,500                14.6420
                       1/23/97          2,000                14.5000
                       1/23/97          4,250                14.0331
                       1/24/97          3,000                13.0000
                       1/24/97         21,000                13.0595

Polaris               12/04/96        105,000                10.6250

      The Common Stock transactions noted above were executed by the Reporting Persons in the over-the-counter market through brokerage transactions in the ordinary course of business.
      (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On January 15, 1997, Domestic Fund, Offshore Fund and Omni Fund sold "short" 500, 400 and 100 exchange traded options contracts, respectively.
Each option contract entitles the holder to purchase 100 shares of Common Stock of Oak on or before February 21, 1997 for a purchase price of $15.00 per share.
      Except as described in Items 2 and 5, and as described above, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of Oak.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      Filed herewith as Exhibit I is a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.



                               Page 14 of 18 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 3, 1997            GALLEON PARTNERS, L.P.

                                    By: Galleon Advisors, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON INTERNATIONAL FUND, LTD.


                                    By: Galleon Management, L.P.
                                        Management Company


                                    By: Galleon Management, L.L.C.
                                        General Partner


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON OMNI FUND, LTD.


                                    By: Galleon Management, L.P.
                                        Management Company


                                    By: Galleon Management, L.L.C.
                                        General Partner


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member





                               Page 15 of 18 Pages

                                    POLARIS PRIME TECHNOLOGY, L.P.


                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner


                                    By: /s/ Raj Rajaratnam
                                        ___________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.P.

                                    By: Galleon Management, L.L.C.
                                        General Partner


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.L.C.


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON ADVISORS, L.L.C.


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    RAJ RAJARATNAM


                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam




                               Page 16 of 18 Pages
                                    <page


	EXHIBIT I

	JOINT ACQUISITION STATEMENT
	PURSUANT TO RULE 13D-1(F)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

DATED:  February 3, 1997            GALLEON PARTNERS, L.P.

                                    By: Galleon Advisors, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON INTERNATIONAL FUND, LTD.

                                    By: Galleon Management, L.P.
                                        Management Company


                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        ______________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON OMNI FUND, LTD.

                                    By: Galleon Management, L.P.
                                        Management Company


                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member

                               Page 17 of 18 Pages

                                    POLARIS PRIME TECHNOLOGY, L.P.

                                    By: Galleon Management, L.P.
                                        Management Company

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.P.

                                    By: Galleon Management, L.L.C.
                                        General Partner

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON MANAGEMENT, L.L.C.

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    GALLEON ADVISORS, L.L.C.

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam
                                        Managing Member


                                    RAJ RAJARATNAM

                                    By: /s/ Raj Rajaratnam
                                        _____________________________
                                        Raj Rajaratnam





                               Page 18 of 18 Pages